Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 30, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9999
40/60 Strategic Allocation Port. 2Q ‘22 – Term 7/17/23
(the “Trust”)
CIK No. 1899631 File No. 333-263071

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please revise the “Additional Portfolio Contents” section as applicable per discussions with the Staff.

Response:Consistent with prior discussions with the Staff, First Trust will revise the “Additional Portfolio Contents” section for Trusts that hold common stocks. The Trust included in FT 9999 holds common stocks and Funds. Therefore, the Trust respectfully declines to revise the disclosure as the Trust believes the disclosure as currently presented is adequate for investor comprehension.

Risk Factors

2.Please consider if the disclosure in the “Market Risk” needs to be updated.

Response:The Trust confirms that the “Market Risk” has been revised to include additional disclosure relating to current events and their effect on the global markets.

3.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

4.Please consider whether the “Brexit Risk” needs to be updated.

Response:The Trust believes the “Brexit Risk,” as currently presented, is adequate for investor comprehension but will continue to monitor for any necessary revisions to the disclosure.

5.If the Funds held by the Trust invest in securities that reference LIBOR, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in securities that reference LIBOR, appropriate disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon